As filed with the Securities and Exchange Commission on January 27, 2015.

Registration No. 333-196983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

ZOSANO PHARMA CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	45-4488360
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

34790 Ardentech Court

Fremont, California 94555

(510) 745-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vikram Lamba

President and Chief Executive Officer

34790 Ardentech Court

Fremont, California 94555

(510) 745-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert W. Sweet, Jr., Esq. Jeffrey L. Quillen, Esq. Foley Hoag LLP Seaport West 155 Seaport Boulevard Boston, Massachusetts 02110 (617) 832-1000	Ivan K. Blumenthal, Esq. Merav Gershtenman, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, New York 10017 (212) 935-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒   (File No. 333-196983)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registrant’s Registration Statement on Form S-1 (File No. 333-196983), as amended, declared effective on January 26, 2015 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16 of Part II and the related Exhibit Index, as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

II - 1

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 27th day of January, 2015.

ZOSANO PHARMA CORPORATION

By:	/s/ Vikram Lamba
Vikram Lamba
President and Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Vikram Lamba Vikram Lamba	Chief Executive Officer, President and Director (Principal Executive Officer)	January 27, 2015

/s/ Winnie W. Tso Winnie W. Tso	Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	January 27, 2015

* Peter Daddona	Director	January 27, 2015

* Bruce Steel	Director	January 27, 2015

* M. James Barrett	Director	January 27, 2015

* Kleanthis G. Xanthopoulos	Director	January 27, 2015

* Troy Wilson	Director	January 27, 2015

*	The undersigned, by signing his name hereto, does sign and execute this registration statement as attorney-in-fact pursuant to the powers of attorney executed by the above-named directors of the registrant, which powers of attorney were included in the signature page to the Registration Statement of Zosano Pharma Corporation on Form S-1 (File No. 333-196983) filed with the Securities and Exchange Commission on June 24, 2014.

/s/ Vikram Lamba
Vikram Lamba, attorney-in fact

EXHIBIT INDEX

Exhibit number	Description

1.1†	Form of Underwriting Agreement

3.1†	Certificate of Incorporation of Zosano Pharma Corporation

3.2†	Certificate of Amendment to Certificate of Incorporation of Zosano Pharma Corporation, effective April 18, 2012

3.3†	Certificate of Amendment to Certificate of Incorporation of Zosano Pharma Corporation, effective June 23, 2014

3.4†	Amended and Restated Certificate of Incorporation of Zosano Pharma Corporation, to be effective upon the closing of this offering

3.5†	Bylaws of Zosano Pharma Corporation

3.6†	Amended and Restated Bylaws of Zosano Pharma Corporation, to be effective upon the closing of this offering

3.7†	Certificate of Amendment to Certificate of Incorporation of Zosano Pharma Corporation, effective July 11, 2014

4.1†	Specimen certificate evidencing shares of common stock

4.2†	Note Purchase Agreement, dated as of September 9, 2013, among ZP Holdings, Inc., BMV Direct SO LP, BMV Direct SOTRS LP, New Enterprise Associates 12, Limited Partnership, ProQuest Investments IV, L.P. and ProQuest Management LLC

4.3†	Form of Subordinated Convertible Promissory Note dated September 9, 2013

4.4†	Note Purchase Agreement, dated as of February 26, 2014, among ZP Holdings, Inc., BMV Direct SO LP, BMV Direct SOTRS LP and New Enterprise Associates 12, Limited Partnership

4.5†	Form of Subordinated Convertible Promissory Note dated February 26, 2014

4.6†	Stock Repurchase Option Agreement, dated May 15, 2012, between ZP Holdings, Inc. and Peter Daddona

4.7†	Stock Repurchase Option Agreement, dated May 15, 2012, between ZP Holdings, Inc. and Vikram Lamba

4.8†	First Amendment, dated as of June 3, 2014, to Note Purchase Agreement and 8% Subordinated Convertible Promissory Notes dated September 9, 2013

4.9†	First Amendment, dated as of June 3, 2014, to Note Purchase Agreement and 8% Subordinated Convertible Promissory Notes dated February 26, 2014

4.10†	Second Amendment, dated as of September 4, 2014, to Note Purchase Agreement and 8% Subordinated Convertible Promissory Notes dated September 9, 2013

4.11†	Second Amendment, dated as of September 4, 2014, to Note Purchase Agreement and 8% Subordinated Convertible Promissory Notes dated February 26, 2014

4.12†	Note Purchase Agreement, dated as of December 2, 2014, among Zosano Pharma Corporation, BMV Direct SOTRS LP and New Enterprise Associates 12, Limited Partnership

4.13†	Form of Subordinated Convertible Promissory Note dated December 2, 2014

4.14†	Letter Agreement, dated January 9, 2015, regarding Subordinated Convertible Promissory Notes dated September 9, 2013, February 26, 2014 and December 2, 2014

5.1	Opinion of Foley Hoag LLP

10.1**†	Collaboration, Development and License Agreement, dated January 31, 2014, between Zosano Pharma, Inc. and Novo Nordisk A/S

Exhibit number	Description

10.2†	Notice of Termination, dated January 27, 2014, of the Amended and Restated License Agreement dated as of April 1, 2012 among Zosano Pharma, Inc. and Asahi Kasei Pharma Corporation

10.3†	Letter Amendment to Intellectual Property License Agreement, dated February 22, 2011 between ALZA Corporation and Zosano Pharma, Inc.

10.4**†	Intellectual Property License Agreement, dated as of October 5, 2006, between ALZA Corporation and The Macroflux Corporation

10.5†	Secured Promissory Note, dated April 26, 2012, between ZP Holdings, Inc. and BioMed Realty Holdings, Inc.

10.6†	Security Agreement, dated as of April 26, 2012, between ZP Holdings, Inc. and BioMed Realty Holdings, Inc.

10.7†	Intellectual Property Security Agreement, dated as of April 26, 2012, between ZP Holdings, Inc. and BioMed Realty Holdings, Inc.

10.8†	Guaranty, made as of April 1, 2012, by ZP Holdings, Inc. in favor of BMR-34790 Ardentech Court LP

10.9†	Lease Agreement, dated May 1, 2007, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP

10.10†	First Amendment to Lease, dated June 20, 2008, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP

10.11†	Second Amendment to Lease, dated October 16, 2008, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP

10.12†	Third Amendment to Lease, dated April 29, 2011, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP

10.13†	Fourth Amendment to Lease, dated July 31, 2011, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP

10.14†	Fifth Amendment to Lease, dated April 1, 2012, between Zosano Pharma, Inc. and BMR-34790 Ardentech Court LP

10.15†	Form of Indemnification Agreement for Directors associated with an Investment Fund

10.16†	Form of Indemnification Agreement for Directors not associated with an Investment Fund

10.17±†	Employment Letter Agreement, dated April 30, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and W. Tso

10.18±†	Amendment to Amended and Restated Employment Letter Agreement, dated January 31, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Nandan Oza

10.19±†	Amended and Restated Employment Letter Agreement, dated July 22, 2013, among Zosano Pharma, Inc., ZP Holdings, Inc. and Nandan Oza

10.20†	Loan and Security Agreement, dated as of June 3, 2014, between Zosano Pharma, Inc. and Hercules Technology Growth Capital, Inc.

10.21†	Joinder Agreement, dated as of June 3, 2014, between ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc.

10.22†	ZP Holdings, Inc. Pledge Agreement, dated as of June 3, 2014, between ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc.

Exhibit number	Description

10.23±†	Amendment No. 2 to Employment Letter Agreement, dated January 16, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona

10.24±†	Amendment to Employment Letter Agreement, dated January 6, 2014, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona

10.25±†	Employment Letter Agreement, dated May 11, 2012, among Zosano Pharma, Inc., ZP Holdings, Inc. and Peter Daddona

10.26±†	Amendment to Employment Letter Agreement, dated December 17, 2013, among Zosano Pharma, Inc., ZP Holdings, Inc. and Vikram Lamba

10.27±†	Employment Letter Agreement, dated May 11, 2012, among Zosano Pharma, Inc., ZP Holdings, Inc. and Vikram Lamba

10.28†	Letter Amendment to Independent Director Agreement, dated July 15, 2013, between ZP Holdings, Inc. and Kleanthis G. Xanthopoulos

10.29†	Independent Director Agreement, dated as of March 28, 2013, between ZP Holdings, Inc. and Kleanthis G. Xanthopoulos

10.30±†	ZP Holdings, Inc. 2012 Stock Incentive Plan

10.31±†	Form of Incentive Stock Option under ZP Holdings, Inc. 2012 Stock Incentive Plan

10.32±†	Form of Non-Statutory Stock Option under ZP Holdings, Inc. 2012 Stock Incentive Plan

10.33±†	ZP Holdings, Inc. 2014 Equity and Incentive Plan

10.34†	Warrant Agreement, dated as of June 3, 2014, between ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc.

10.35†	Subordination Agreement, dated as of June 3, 2014, among BMV Direct SOTRS LP, BioMed Realty Holdings, Inc., Zosano Pharma, Inc., ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc.

10.36†	Subordination Agreement, dated as of June 3, 2014, among BMV Direct SOTRS LP, BMV Direct SO LP, New Enterprise Associates 12, Limited Partnership, ProQuest Investments IV, L.P., ProQuest Management LLC, Zosano Pharma, Inc., ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc.

10.37†	Subordination Agreement, dated as of June 3, 2014, among BMV Direct SOTRS LP, BMV Direct SO LP, New Enterprise Associates 12, Limited Partnership, Zosano Pharma, Inc., ZP Holdings, Inc. and Hercules Technology Growth Capital, Inc.

10.38†	First Amendment to Secured Promissory Note, dated as of June 3, 2014, among BMV Direct SOTRS LP, ZP Holdings, Inc. and Zosano Pharma, Inc.

10.39†	Independent Director Agreement, dated as June 23, 2014, between Zosano Pharma Corporation and Troy Wilson

10.40†	Subordination Agreement, dated as of December 2, 2014, among BMV Direct SOTRS LP, New Enterprise Associates 12, Limited Partnership, ZP Opco, Inc., Zosano Pharma Corporation and Hercules Technology Growth Capital, Inc.

10.41**†	Collaboration, Development and License Agreement, dated as of November 21, 2014, between ZP Opco, Inc. and Eli Lilly and Company

10.42†	Common Stock Purchase Agreement, dated as of November 21, 2014, between Zosano Pharma Corporation and Eli Lilly and Company

Exhibit number	Description

10.43†	Form of Side Letter regarding private placement fee

21.1†	Subsidiaries of Registrant

23.1†	Consent of Marcum LLP

23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)

24.1†	Power of Attorney (included on signature page)

24.2†	Secretary’s Certificate dated July 25, 2014

**	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission
†	Previously filed
±	Management contract or compensatory plan or arrangement